FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 333-123547 NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the script applicable to the slide presentation used at the Annual General Meeting of Noranda Inc. on April 26, 2005, together with a transcript of the Question and Answer segment of the meeting.

Noranda 2004 AGM — April 26, 2005

Slide 13 [Photo of Derek Pannell]

Thank you David, good morning and welcome everyone.

Slide 14 — Forward-looking Statements

Before I begin, please note that we will be making forward-looking statements during this presentation and I would caution you that by their nature they involve risk and uncertainty.

Slide 15 — Investor Information (Legal legend)

I would refer you to our other disclosure documents, including this specific investor information pertaining to the proposed merger.

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Slide 16 — Agenda

The past year was one that was extremely exciting for Noranda in many ways and can be characterized as a year of intense activity for this company. This high level of activity continued into 2005.

In my presentation today, I will review our performance highlights. The Company's Chief Financial Officer, Steve Douglas, and I will then present to you the issuer bid and Falconbridge merger transaction which was announced on March 9th. Steve will follow with a review of our financial results for 2004 and the first quarter of 2005.

I will conclude with an overview of market conditions, and a review of our operations and the growth opportunities for the new combined company.

Slide 17 — Highlights [Transition Slide]

First, a brief look at our recent performance highlights.

Slide 18 — Highlights

We reported net earnings of $551 million, or $1.78 per common share, for 2004. Profitability improved in each business unit, but the most significant improvements were driven by the outstanding results in the copper and nickel businesses, and a significant improvement in the aluminum business.

EBITDA for the year stood at $1.9 billion, demonstrating the major cash-generation potential of our Company.

We reported much improved overall production, as a result of our focus on fully using the production capabilities of the company.

We also benefited substantially from the surge in base metal prices over the last 18 months or so.

These trends and achievements have continued into 2005, generating another record $176 million of earnings for the first quarter; equivalent to 58 cents a share.

Slide 19 — Strong Cu and Ni Fundamentals

Copper and nickel prices rose substantially in response to very tight market conditions characterized by solid demand, reduced inventories, and little new supply additions on the horizon.

In 2004, the average copper price increased by 60% to $1.30 per pound while nickel increased 44% to $6.28 per pound.

Slide 20 — Zn and Al Contribution

We also benefited from higher prices for zinc and aluminum, whose fundamentals have improved quite dramatically over the last year. This has translated into good earnings contributions from these businesses.

Slide 21 — Copper Highlights

In copper, we set a new production record last year of 491 thousand tonnes.

This was achieved with the completion of the mill expansion and ramp-up of Rosario pit mining operations at Collahuasi. This project came in under budget and was completed ahead of schedule.

Antamina, in Peru, also increased its contribution significantly following the completion of the removal of lake sediment overburden in June 2004.

At Kidd Creek, the Mine D project continued to advance producing its first ore in October. This will extend the mine life and lead to improved operational performance.

[CLICK to fill in 2005F column]

We had a year of good production but are poised to establish new production records in 2005.

Slide 22 — Nickel Highlights

Total nickel production was 101 thousand tonnes in 2004, down 3% compared to the previous year as a result of the three-week labour strike at our Sudbury operations. While we were disappointed with this situation, it was necessary to continue to focus on containing costs and assuring the long-term viability of our operations in Sudbury.

During the year we completed construction of the Montcalm nickel mine, near Timmins, Ontario. Montcalm will produce 9,000 tonnes of nickel in 2005. It was completed under budget and two months ahead of schedule, at a cost of $77 million.

[CLICK to fill in 2005F column]

We are positioned to establish a new production record of 113,000 tonnes this year, which should be particularly rewarding with the expected continuation of high nickel prices.

Slide 23 — Zinc Highlights

We had excellent performances at the Brunswick and Bell Allard zinc mines. Bell Allard closed last October, which explains the decline in total annual production. With increases in zinc production from the Kidd and Antamina mines we will nevertheless continue to produce almost 1 billion pounds of zinc annually. We remain therefore well positioned to benefit from the increasingly strong zinc and lead prices.

Slide 24 — Aluminum Highlights

We achieved record outputs from both the primary aluminum operations and our foil rolling plants. Critical long-term bauxite and alumina feed supplies have been procured and a 15-year power supply contract has been signed.

Slide 25 — Six Sigma

High metal prices have clearly helped our performance in 2004, but we have not taken our eyes off our goal of continuous operating improvements. High prices are irrelevant if we are unsuccessful at getting the metal out of the ground.

Our Six Sigma program continues to make a major difference in how we function and delivers results in many ways. The most tangible is a total of 154 projects completed last year with a resulting $51 million in improved margins.

[PAUSE]

Slide 26 — Issuer Bid and Proposed Merger [Transition Slide]

I'd now like to turn to a discussion of the Noranda issuer bid and the proposed combination of Noranda and Falconbridge.

In our discussions with shareholders and potential investors a number of issues were consistently raised, but in particular the following:

Firstly, the ownership structure whereby Brascan holds a significant ownership of Noranda and, in turn, Noranda owns a majority of Falconbridge. This structure limits the size of the float of the outstanding and freely tradable shares and has reduced the participation of large institutions that require shareholder liquidity.

Secondly, the sale process of Noranda and, more recently, the discussions with China Minmetals created uncertainty.

Noranda's proposed two-step transaction addresses these issues and would result in a financially and operationally more robust company.

Slide 27 — Strategic Rationale

We would have one widely-held, public company, providing increased trading liquidity and market capitalization.

This should eliminate the current cap on our share price due to the present ownership structure and uncertainty.

With the removal of these impediments, there is an opportunity for NorandaFalconbridge to be re-rated to at least reflect the trading ranges of other comparable mining companies, thus offering substantial upside.

We will be a pure base-metal play focused on copper and nickel.

Slide 28 — Establishes Premier Mining Company

The new merged NorandaFalconbridge will be a premier mining company with increased leverage to strong copper, nickel, zinc and aluminum market fundamentals.

It will have a diversified portfolio of base-metal mines with integrated processing capacity.

It will have a first-rank portfolio of low-risk development projects, an improved ability to fund new growth, and a track record of improving operating and financial results.

Slide 29 — Merged Company at a Glance

NorandaFalconbridge will be the eighth-largest copper producer in the world. The third-largest producer of refined nickel, the third-largest producer of zinc and a producer of approximately 10% of the aluminum consumed in the U.S. market. It would have had pro forma net income in 2004 of $706 million, assets of almost $12 billion and a market capitalization of approximately $7.5 billion.

I would now like to ask Steve Douglas, Noranda's Chief Financial Officer, to provide an overview of the transaction and a review of our financial results.

Slide 30 — Steve Douglas [Transition Slide — Pause for change of speakers]

Thank you Derek. Good morning ladies and gentlemen.

Slide 31 — Summary of Transaction

Our all-encompassing proposal is essentially one transaction with two steps. In transaction #1, Noranda has offered to repurchase 63.4 million common shares in exchange for 1.25 billion dollars US of new Noranda junior preferred shares. The period for shareholders to tender to this transaction ends on April 28, 2005.

Transaction #2 will be the merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda common shares for each Falconbridge common share. This offer to Falconbridge shareholders will close on May 5, 2005.

Brascan intends to tender its Noranda common shares to the Noranda offer, which will reduce its common share position to between 16% and 26% of the merged company. If no shareholders other than Brascan tender to the offer, Brascan's ownership position will be 16%. If all shareholders tender, Brascan's ownership position will be reduced to 26%.

Upon completion of the transaction, the combined company will have a market capitalization of over $7 billion, with a substantially increased common share float.

Slide 32 — Pro Forma Earnings

On a pro forma basis, the company's 2004 earnings would have been $706 million, compared to the reported $551 million. More important than the absolute income levels, earnings per share would have increased to $1.88 from $1.78.

Slide 33 — Pro Forma Balance Sheet

The combined company's net debt to capitalization, with preferred shares as debt, would have been 46% at year-end 2004. This ratio has already declined to 44% on a pro-forma basis at the end of the first quarter due to the excellent financial performance of our company.

At today's metal prices, after funding maintenance capital expenditures and current investments in new projects, free cash flow would be close to $1 billion, prior to the repayment of debt maturities and common share dividends. This would provide funds both to quickly de-lever the company and meet capital requirements for new projects.

Slide 34 — Industry Position

NorandaFalconbridge will become one of North America's largest base metals companies and one with a global presence and scale.

Slide 35 — Financial Review [Transition Slide]

I have the pleasure today to review the Company's financial results for 2004 and for the first quarter of 2005. Not only can they be summed up as "excellent", I think that they demonstrate the true potential of our company going forward.

Slide 36 — A Year of Strong Performance

In 2004, we increased our profitability significantly, reported much higher cash flow and strengthened our balance sheet, providing us with substantial financial flexibility to reduce financial leverage while not compromising investments in our future.

Slide 37 — Significant Higher Profitability

Earnings reached $551 million, increasing earnings per share to $1.78. And I should remind you that these are U.S. dollars.

Slide 38 — Income from Operating Assets

Income generated by operating assets increased more than three fold to almost $1.4 billion. As Derek mentioned earlier, copper and nickel operations were the main drivers of this improvement, with realized prices up significantly over the previous year.

Slide 39 — EBITDA

Similarly, EBITDA was close to $1.9 billion, giving us the financial flexibility to both pay down debt and fund future growth.

Slide 40 — Continuing to Grow the Asset Base

We are also continuing to grow our asset base. We had total assets of nearly $10 billion of book value at December 31, 2004, including approximately $5 billion in operating assets and $1.2 billion in various development projects, which will soon be contributing to the bottom line.

Slide 41 — Q1 2005 Results

What is most encouraging, the positive results seen last year have continued into the first quarter.

Net income increased to $176 million year over year, or $0.58 per common share, an increase of 16% over the first quarter of 2004.

Slide 42 — Higher Metal Prices

These solid results were supported by continuing high prices in the first quarter. Nickel, which led the base-metal price surge over the last 18 to 24 months, seems to have stabilized at these levels. Copper prices rose quickly in 2004 and maintained their stride in the first quarter. Zinc and aluminum prices, which had lagged other metals, caught up in late 2004 and maintained high levels in the first quarter as inventories declined.

Slide 43 — Income Generated by Operating Assets

Income generated by operating assets increased to $455 million, an increase of 26% over 2004 levels of $361 million. While high metals prices were the major driver of these increases, expanded production levels at our copper, nickel and aluminum operations also contributed to this increase.

Slide 44 — Financial Position Remains Strong

Our net-debt-to-total-capitalization ratio improved to 35% during the quarter. We now have in excess of $1 billion in cash. We also have just under $1 billion of undrawn lines of credit.

At current metals prices and production levels, Noranda is in a position to at least replicate, if not exceed, its 2004 EBITDA of $1.9 billion. Assuming we maintain this pace, we would generate in excess of $1 billion after funding capital expenditures and covering corporate costs on a pro forma basis, providing us with all of the necessary flexibility to reduce debt or pursue further investment opportunities.

Slide 45 — Financial Summary

To sum up, the outlook remains positive. In this environment of high metal prices, we will maintain our focus on maximizing production and generate the highest profitability possible. With all of our businesses making a positive contribution, 2005 promises to be another year of significant earnings.

This concludes my remarks. I will now turn it back over to Derek.

Slide 46 — Photo of Derek Pannell [Transition Slide]

[PAUSE]

Thank you Steve.

Slide 47 — Market Outlook [Transition Slide]

I will now turn my attention to a brief discussion of the prevailing market conditions and the short- and medium-term outlook.

Slide 48 — Tight Markets and Inventory Reductions

The long-term fundamentals for nickel and copper remain very positive. Over the last decade, demand for nickel has grown at over 4% per year, driven by the high growth rates of stainless steel production. We expect this trend to continue.

Similarly, copper has grown at close to 3% per year on average for the last three decades, and more recently has benefited from the substantial growth in demand from China.

The supply of nickel and copper has been unable to keep up with demand. This has led to large deficits for both metals and a dramatic reduction in available inventories, thus supporting significant price increases.

Slide 49 — New Capacity Needed But...

The challenge faced by the industry is to add new supply to keep up with demand. We feel that this will be particularly difficult for nickel and copper due to the high barriers to entry and the complexities associated with building and commissioning new greenfield resources. These complexities are often underestimated.

Future nickel production will largely come from the development of new laterite deposits. In order to make them economic, scale is required, which translates into extremely high capital costs. Both the pyrometallurgical and hydrometallurgical extraction of nickel from lateritic ores is chemically complex. As a result, few companies have the financial and technical resources to successfully execute these projects.

In copper, ore grades have consistently declined over the past ten years. Lower-grade orebodies will need to be developed to meet future demand, but again, to make the economics work, scale is required to generate the necessary throughput to support the large fixed costs.

Development of any new project requires more time due to increased size and complexity, often compounded by their remote locations.

More stringent environmental and permitting requirements, including base line studies, will add further delays to the introduction of new mining capacity.

Slide 50 — Zinc and Aluminum

The outlook for zinc and aluminum is also positive with the markets shifting to deficit positions in 2004. Inventories continue to be reduced, which has supported a dramatic rise in prices.

In aluminum, the industry is dominated by large companies. The outlook is positive and is supported by the increasing costs of energy, the scarcity of alumina feed supply and the reversal of Chinese aluminum export incentives.

Slide 51 — Market Outlook — Conclusions

Overall, we feel that the fundamentals for base metals are positive.

Strong growth rates, particularly from China and India, will support demand.

New supply, although needed, will be restricted by the longer lead times required to bring new mines on stream.

These factors should lead to a very favourable price environment for the next few years.

Slide 52 — Review of Operations and Growth Opportunities [Transition Slide]

The balance of this presentation will discuss the strategic focus, operations and growth opportunities of the new combined company.

Slide 53 — Strategic Focus of New Company

NorandaFalconbridge will continue to build on its excellent position in nickel and copper. 2004 pro forma revenues for the combined company were almost $7 billion, of which 80% came from nickel and copper, with zinc and aluminum as important contributors.

Slide 54 — A Leading Base Metals Company

NorandaFalconbridge would have a diverse portfolio of mines and processing facilities in 18 countries.

Copper, nickel and aluminum operations are integrated so that production is fully leveraged to metal prices and less exposed to increasing treatment, refining and freight charges.

Slide 55 — Copper Operations — Map

The combined mining and metallurgical copper operations of Noranda and Falconbridge are concentrated primarily in North and South America. Combination of these operations enables development of critically sized platforms based in Toronto and Santiago that can support efficient local exploration, marketing, logistics and other support services. This slide shows both current operations and the new greenfield projects under development.

Slide 56 — Copper Growth Potential

The combined portfolio of copper operations also has the potential to support future growth.

Total copper production of the combined company will be about 500 thousand tonnes in 2005, giving us a solid base.

[CLICK twice for Collahuasi and Lomas Bayas]

Brownfield expansions currently evaluated at Collahuasi and Lomas Bayas will add a further 100 thousand tonnes of annual production. The expansion potential of Antamina would be in addition to this.

Two of our greenfield projects hold great promise.

[CLICK for El Pachon]

El Pachón, located in Argentina, but close to the border of Chile, is a large copper resource of over 700 million tonnes of copper-bearing material which could support a mine with production of 245 thousand tonnes per year of copper. It has a number of positive attributes including a low stripping ratio, molybdenum by product credits and ample water supply, which will enhance the economics of the project.

[CLICK for El Morro]

El Morro, in Chile, is a large copper/gold resource with close to 500 million tonnes of copper/gold bearing material. This resource could support an annual production level of 145 thousand tonnes of copper and 320 thousand ounces of gold. An extensive drilling program is currently underway to better define the resource and facilitate the development of the feasibility studies.

[CLICK for Total]

With a combination of brownfield expansions at existing operations and the development of El Pachón and El Morro, copper production could double to 1 million tonnes within the next 5 to 10 years.

Slide 57 — Nickel Operations

Nickel operations consist of two segments: the INO, which is comprised of sulphide mines, a smelter in Canada and a refinery in Norway, generating over 75% of our nickel production.

The second segment includes Falcondo, a laterite operation in the Dominican Republic that produces ferronickel.

We also have two large greenfield growth opportunities: the Koniambo laterite project in New Caledonia and the Kabanga sulphide deposit in Tanzania.

Slide 58 — Nickel Growth Potential

With this year's forecast production of 113 thousand tonnes, we will continue to be a major beneficiary of the expected continuation of high nickel prices.

[CLICK for Falcondo]

Other than Falcondo, which could contribute an additional 6,000 tonnes of refined nickel to production upon expansion, major nickel growth will be driven by our two greenfield projects.

[CLICK for Koniambo]

With its size and high grade, the Koniambo project, a joint venture established in 1998, is one of the best laterite nickel deposits in the world. Late last year we completed the Feasibility Study for Koniambo, which now estimates a capital cost of $2.2 billion for an annual production of 60,000 tonnes.

[CLICK for Kabanga]

Last week, we announced that we had finalized a joint-venture agreement with Barrick Gold for the Kabanga deposit in Tanzania.

Kabanga is a large sulphide deposit with an inferred resource of 26 million tonnes grading 2.6% nickel. This resource base would be sufficient to support annual production of over 30,000 tonnes per year, which would then be processed at our smelter in Sudbury.

While still early days, the size of the resource has the potential to grow, and our efforts over the coming years will be focused on a $50-million drilling program to determine the ultimate size and quality of the deposit.

[CLICK for Total]

With Koniambo and Kabanga, we have the potential to increase our nickel production by 45% over the next 5 to 10 years.

Slide 59 — Zinc Operations

Zinc operations are North American focused, but zinc is also an important by-product of mining operations at Kidd Creek in Ontario and Antamina in Peru.

In 2005, the company will produce over 1 billion pounds of zinc, providing major exposure to the increasingly positive zinc price fundamentals.

Slide 60 — Zinc Production — Replacement Potential

Although mining operations at Brunswick will end in 2010, three new projects are available to replace Brunswick's production.

[CLICK for projects]

We do not expect zinc to be a strategic focus of growth for the new company but, with modest capital expenditures, the current levels of zinc production can be maintained for 10 to 15 years and will generate significant cash flows to help finance the copper and nickel growth.

Slide 61 — Aluminum — Map

Noranda's aluminum operations include an alumina refinery, an aluminum smelter and four rolling mills in the United States and a bauxite mine in Jamaica.

Slide 62 — Aluminum — Primary Operations

Our primary aluminum business is fully integrated, from bauxite mining to aluminum production. Production has steadily improved over the last three years to over 250 thousand tonnes per year providing significant exposure to an improving aluminum market. With a secure long-term power contract, long-term alumina supply, as well as a new five-year collective agreement, the operation will continue to generate significant earnings and free cash flow.

Slide 63 — Aluminum Operations — Fabricating

The foil operations too have seen consistent production increases to over 350 million pounds in 2004. With a focus on light-gauge foil production, these operations have a large North American share in the heat exchanger fin, container foil and condenser foil markets.

Earnings and cash flow from these operations are expected to grow significantly as both volumes and fabrication spreads increase.

Slide 64 — Enviable Development Pipeline

The combined NorandaFalconbridge will have an impressive array of brownfield and greenfield growth opportunities that can be controlled and sequenced to match its financial capacity and the growing world metal demand.

Slide 65 — Positioned for Growth.    Summary and Conclusion

In conclusion, I would like to pull together the main points that Steve and I have made today. As you have seen Noranda's results have improved substantially during the last two years; however, I suggest that, with the opportunities now before us, the next few years can be equally positive.

Slide 66 — Improved Strategic Platform

A sound, low-cost, operating base has been established that has demonstrated reliable production and steady growth over the last two to three years.

A portfolio of low-risk, long-life, low-cost projects has been accumulated that can be controlled and developed to suit the company's financial abilities and market growth.

We have a focused copper and nickel growth strategy with proven experience in international mine construction and expansions.

The market fundamentals for our primary products should remain strong for the next several years.

Successful completion of the announced transaction will lead to removal of the sale process uncertainty and an attractive simplified corporate structure with control of the company returned to market.

The new company should possess a market capitalization of approximately $7.5 billion, greatly improved liquidity and superior financial strength and capacity.

Slide 67 — End Slide with Logo

Before I conclude the formal part of my presentation, I would like to take this opportunity to thank all of our employees who have been most patient and understanding during a year of transition and uncertainty. As our results demonstrate, they have continued to perform exceptionally well. I would also like to thank the members of the Board of Directors whose active support and advice has been invaluable, and in particular, Frank McKenna, who after six years with Noranda Board has stepped down to become the Canadian ambassador to the United States.

With that I would now be pleased to open the floor to questions.

[Q&A]

If there are no other questions, I will ask David Kerr to close the meeting.

Noranda Inc
Annual General & Special Meeting
April 26, 2005

Question and Answer Segment:

Speaker:
Before I conclude the formal part of my presentation I would like to take this opportunity to thank all of our employees who have been most patient and understanding during a year of transition and uncertainty. As our results demonstrate, they have continued to perform exceptionally well. I would also like to thank the members of the Board of Directors who's active support and advice has been invaluable and in particular as David mentioned, to Frank McKenna who after six years with the Noranda Board has stepped down to become the Canadian ambassador to the United States. Thank you. And with that I would be pleased to open the floor to questions. I have one just here, yes sir.
Q:
Paul Jernin is my name, shareholder. It's funny how you've talked about how great the merger will be. If I look at the investment reporter of March the 25th, they recommend that Noranda's bid for Falconbridge be voted down and they've been rating both stock since 1941. The public rating would jump by more than half from Noranda's current float. The exchanging of Falconbridge shares for 1.77 shares in the combined company is not enough and now what else is here, if you own Falconbridge, you should vote against the merger unless Noranda puts more money on the table, if Falconbridge's big institutional shareholders demand more there's a chance that Noranda will sweeten its bid. The issuing of the preferred 1.25 billion to buyback the 63.4 million shares will possibly hurt Noranda's share price. Okay, I really, I haven't heard any negative comment, is there a chance that you can sweeten the bid to Falconbridge shareholders?
Answer:
Well the answer quite frankly is no. As I mentioned, we have spent a lot of time visiting with investors and in fact I've met I would say over 150 major investors and shareholders and the support has been overwhelmingly positive. I'd also refer you to the trading in the shares that has since moved I think quite strongly since the announcement. The shares have traded in line. I would suggest that in fact is support clearly shown by the market. I really don't know the magazine that you're referring to. I would really want to comment on without having seen the details, but I think, as I say, I think clearly that the market is showing support for the transaction.
Q:	You're saying that the market is supported the Noranda shares or the Falconbridge shares?
Answer:
It's been both. In fact they have traded in line and I've met both myself and the CEO of Falconbridge have met with shareholders of both companies and the support from companies has been very, very positive.
Q:	Okay. Then, there's one other thing I want to say, this, am I right in saying that you've cut the dividend twice over the last three years?

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Answer:	No. We cut the dividend in — about three years ago, I think, two and a half years ago.
Q:	Once?
Answer:	Once, yes.
Q:	But it was quite a substantial cut wasn't it?
Answer:	Yes it was.
Q:	Well now that profits are back up again and substantially, how about putting the dividend back up?
Answer:
Well, we're looking at, it's essentially a decision to be made on where we spend our capital and allocate the capital and we look very carefully at the alternatives that we have. We look at the opportunities that we have to reduce debt. We look at the opportunities that we have to invest in what we consider our extremely high rates of return projects and we look at either buying back our own shares, which is another way of improving performance and we look also at the potential to increase dividends. At the present time, we see a whole series of opportunities but certainly we do review the dividend level at every meeting.
Q:	Thank you.
Answer:	Every board meeting that is. Yes.
Q:	[Inaudible]
Answer:	I think it's better if you go to the microphone, then people can hear the question.
Q:
My name is Hosanna(?), I'm a common shareholder of Noranda. Just a comment about the earlier question, being a Noranda shareholder my input would be we should offer fewer shares for , however, that's not the reason for my being on the microphone. I do have a question on the new preferred junior(?) shares, the question is a concern about liquidity. There are now three new junior preferred being issued, just how will they play. I obviously. Are there plans to take them on 12.1. And the second question if common Noranda shares which are presently out there, not that there would be a bigger company as shares were issued for Falconbridge, are there any plans to creating Noranda shares on the other things like because we are a bigger company now, and should they be questions about how to increase liquidity Noranda share .

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Answer:
If I understood correctly, two questions. One was the ability to list the new preferred shares? And then would we list the Noranda shares on other exchanges than New York and London. First on the preferred shares, if we can, we will list the new preferred shares. But it depends how many people take up the new preferred shares. If there are sufficient shareholders and sufficient transactions and there are a whole series of regulations that cover them, then we will list them. However, we cannot guarantee as a company that they will be listed. That decision is not ultimately within our hands. So we can't guarantee that they will be listed. So the liquidity, it would be presumably based on that too, but that's not within our hands. On the second question, we did list on the New York Stock Exchange some time ago. We don't have any plans to list more widely. I think if we were to consider something, it would probably be on the London exchange and we would look at it very closely. But it's not something that we have in front of us right at the present time and quite frankly, I would like to get through the transactions that we have before us before we look at that.
Q:
There are two men by the name of Martin and Layton who are talking, haven't talked for a while, but now they're talking again. There are two companies, Noranda and the Chinese that talked a lot last year, but we haven't heard anything lately. Where do you stand with them?
Answer:
Yes. We announced in November that we had finished our exclusive negotiations with the Chinese. And in view with what had happened in the market then all of the positive things that I referred to today, we decided to move on to what I think are far and better transaction for shareholders. But we had spent a good deal of time with the Chinese, in fact with the China Minmetals and with the China Development Bank and we felt that — we didn't want to waste the effort that we had built — that we had put in establishing relationships with them and with the China Development Bank. So while we have no expectation or no arrangements with them, anything like that to move on the sort of transactions that we're talking about now, they will likely be our biggest customer. They're the biggest importer of metals into China. So we would look to perhaps work with them in the future selling metals to them and working with them in China. But there's no major transaction or significant transaction that we're discussing with them at the present time. So discussions have finished. We learnt a lot. And we look forward to working with them some way in the future. But in a way that would be at commercial terms or arms length terms like anybody else. Yes sir.
Q:	[Inaudible]
Answer:
Yeah, okay. The question concerned the magnesium plant and I think where we stand in magnesium markets and where we stand in Noranda. We continue to keep our magnesium plant in the eastern townships on a care and maintenance basis and one of the questions was is magnesium energy intensive and yes it is. It's very similar to aluminum for example. What we have done is to maintain

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interest in the market and we have sold high temperature magnesium alloys that they're actually in the — I don't want to do any advertising for BMW, but they're in the BMW 5 Series and 7 Series use the Noranda magnesium alloy, so we have kept out understanding of what's happening in the markets and we see our possession of that facility if you like as an option on the future magnesium markets. We don't think the timing is right now. But when I look at what's happened in the aluminum business in China where they have shut down the inefficient aluminum refineries and as they increase their infrastructure of electricity and people can use more and more electricity, making aluminum doesn't produce many jobs per kilowatt hour if you like, more can be said for magnesium, but it's a smaller demand. So I think things will move eventually in favor of magnesium outside of China. When that will happen, I just can't predict, but I think if it was to happen, we would certainly try and be ready. If there are people that are interested in purchasing the facility, we certainly would be ready to listen, but that's not something that's been raised recently.

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